PRESS RELEASE

Extended indication for Fludara(R) Oral in Europe

Berlin, November 29, 2004 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that the European Union type II variation procedure for Fludara(R) Oral to extend the indication to first-line treatment of patients with B-cell chronic lymphocytic leukemia (B-CLL) has successfully been completed.

The recommendation for approval was based on a European Phase II study confirming that newly diagnosed patients with B-CLL treated with Fludara(R) Oral had high and durable response rates which was comparable to what has been achieved with intravenous Fludara(R) in the same indication. Furthermore, a significant number of patients achieved a complete response, which is believed to contribute to a better prognosis.

Fludara(R) Oral is approved in more than 50 countries worldwide as second-line therapy for B-CLL patients who have failed previous treatment with alkylating agents. Fludara(R) is available on the market also as intravenous formulation and besides CLL approved for second-line line treatment of low-grade non-Hodgkin's lymphoma (NHL) in Canada, Switzerland and some other countries.

About B-CLL
B-CLL is the most prevalent form of adult leukemia, annually affecting approximately 60,000 people in the United States and 60,000 in Europe. The disease is most commonly diagnosed in people age 50 or older. B-CLL is characterized by the accumulation of functionally immature white blood cells (lymphocytes) in the bone marrow, blood, lymph tissue, and other organs. Two types of lymphocytes are present in the blood, B cells and T cells. About 95 percent of CLL cases involve cancerous B cells. Because these B cells have a longer than normal life span, they begin to build up and "crowd out" the normal, healthy blood cells. The accumulation of functionally immature cells in the bone marrow excludes the generation of healthy cells and can be fatal. Symptoms include fatigue, bone pain, night sweats, and decreased appetite and weight loss, but bone marrow involvement also leads to weakening of the immune system, exposing the patient to a higher risk of infection.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Pharma Communication: Frank Richtersmeier, T: +49-30-468 176 61;
frank.richtersmeier@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de


Find additional information at: www.schering.de/eng